UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE OF 1934
                          (AMENDMENT NO. ___________)*




                                 Cascade Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    147154108
            ---------------------------------------------------------
                                 (CUSIP Number)

                              Mark J. Menting, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 20, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                    ---------------------------------
CUSIP NO.   147154108                          PAGE 2 OF 9 PAGES
---------------------------                    ---------------------------------

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    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           David F. Bolger
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           SC
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida, USA
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     5,173,142***/5,138,142****
   SHARES             ----------------------------------------------------------
BENEFICIALLY              8     SHARED VOTING POWER
OWNED BY EACH
  REPORTING                     153,857
 PERSON WITH          ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                5,173,142***/5,138,142****
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                153,857
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,326,999/5,291,999****
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                               [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.7%/23.6%****
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

----------------------
*** Prior to the consummation of the Merger (as defined below), Mr. Bolger owned 2,000 shares of Common Stock of the Company. As described below, Mr. Bolger received 5,171,142 shares of Common Stock in connection with the Merger and, following the consummation thereof, Mr. Bolger transferred 35,000 shares of Common Stock to various parties.

**** After giving effect to the transfer of 35,000 shares described above.

                                  SCHEDULE 13D

---------------------------                    ---------------------------------
CUSIP NO.   147154108                          PAGE 3 OF 9 PAGES
---------------------------                    ---------------------------------

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    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Two-Forty Associates, a Pennsylvania Limited Partnership
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           SC
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania, USA
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     0
   SHARES             ----------------------------------------------------------
BENEFICIALLY              8     SHARED VOTING POWER
OWNED BY EACH
  REPORTING                     153,857
 PERSON WITH          ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                153,857
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           153,857
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                               [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, no par value (the "Common Stock") of Cascade Bancorp, an Oregon corporation and a registered financial holding company (the "Company"). The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

ITEM 2.  IDENTITY AND BACKGROUND

(a), (b), (c) and (f). This Schedule 13D is being filed by the following persons (each, a "Reporting Person"), in each case with respect to the Common Stock indicated:

          (i) David F. Bolger. Mr. Bolger is a citizen of the United States, a director emeritus of the Company (described in Item 6 below) and the President of Bolger & Co., Inc., a real estate investment and investment banking company. His business address is 79 Chestnut Street, Ridgewood, New Jersey 07450. Mr. Bolger is the former chairman of F&M Holding Company ("F&M"), which merged with and into the Company effective April 20, 2006.

          (ii) Two-Forty Associates, a Pennsylvania Limited Partnership ("Two-Forty L.P."). Mr. Bolger serves as the sole trustee of The David
          F. Bolger Revocable Trust, which is the general partner of Two-Forty L.P. The limited partners of Two-Forty L.P. are Mr. Bolger and Mr. Bolger's three children. The principal business of Two-Forty L.P. is real estate investment and its business address is 79 Chestnut Street, Ridgewood, New Jersey 07450.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Agreement of Merger, dated as of December 27, 2005, as amended (the "Merger Agreement"), among the Company, F&M, F&M Acquisition Corporation ("Acquisition Corp.") and Mr. Bolger, Acquisition Corp. merged with and into F&M on April 20, 2006 (the "Merger"). In the Merger, the shareholders of F&M (which include the Reporting Persons) received 5,325,000 shares of Common Stock, $18,597,787 in cash and a right to receive a contingent cash payment of $3,902,213 in exchange for a total of 20,766 shares of F&M common stock. Mr. Bolger received 5,171,142 shares of Common Stock and Two-Forty L.P. received 153,857 shares of Common Stock. Based on the closing price of the Common Stock on December 23, 2005 (the last full trading day before the Merger Agreement was signed) of $23.39 per share, the total value of the consideration paid by the Company in connection with the Merger was approximately $147.1 million.

Following the consummation of the Merger, Mr. Bolger transferred 35,000 shares of Common Stock as follows, in each case as an outright gift (collectively, the "Transfers"): (i) 20,000 shares were transferred to Thomas M. Wells, who is a former director of F&M and a current director of the Company, (ii) 10,000 shares were transferred to Clarence Jones, who is a former director of F&M and a current director of the Company and (iii) 5,000 shares were transferred to John Lambert (who is a former director of F&M) and Carol A. Lambert, jointly. After giving effect to the Transfers, Mr. Bolger beneficially owns 5,291,999 shares of Common Stock (5,138,142 shares that are owned directly as an individual and 153,857 that are owned through his status as the sole trustee of the general partner of Two-Forty L.P.).

ITEM 4.  PURPOSE OF THE TRANSACTION

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

Except as set forth below, as of the date of this Statement, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Bolger intends to transfer an aggregate of aproximately 500,000 shares of Common Stock in the form of outright gifts to various charities.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time
(i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Based on information provided in the Company's Form 10-K for the fiscal year ended December 31, 2005, as of March 10, 2006 there were 22,432,513 shares of Common Stock outstanding.

Upon the consummation of the Merger and before giving effect to the Transfers, Mr. Bolger beneficially owned 5,326,999 shares of Common Stock, which represented approximately 23.7% of the outstanding shares of Common Stock. This total was comprised of 5,173,142 shares of Common Stock that Mr. Bolger owns directly as an individual and 153,857 shares of Common Stock that Mr. Bolger owns by virtue of his status of the sole trustee of The David F. Bolger Revocable Trust, which is the general partner of Two-Forty L.P. After taking into account the Transfers, Mr. Bolger beneficially owns a total of 5,291,999 shares of Common Stock, or approximately 23.6% of the outstanding shares of Common Stock.

Two-Forty L.P. beneficially owns 153,857 shares of Common Stock, which represents approximately 0.7% of the outstanding shares of Common Stock. Mr. Bolger beneficially owns these shares as the sole trustee of the entity that is the general partner of Two-Forty L.P.

(b) Mr. Bolger had the sole power to vote or to direct the vote or to dispose or direct the disposition of 5,173,142 shares of Common Stock (5,138,142 shares after giving effect to the Transfers). Mr. Bolger, as the sole trustee of The David F. Bolger Revocable Trust (the general partner of Two-Forty L.P.) has shared power to vote or to direct the vote or to dispose or direct the disposition of 153,857 shares of Common Stock. Two-Forty L.P. has shared power to vote or to direct the vote or to dispose or direct the disposition of 153,857 shares of Common Stock.

(c) As described in Item 3 above, in the Merger, on April 20, 2006 the shareholders of F&M (which include the Reporting Persons) received 5,325,000 shares of Common Stock, $18,597,787 in cash and a right to receive a contingent cash payment of $3,902,213 in exchange for a total of 20,766 shares of F&M common stock. Mr. Bolger received 5,171,142 shares of Common Stock and Two-Forty L.P. received 153,857 shares of Common Stock. The closing price of the Common Stock on December 23, 2005 (the last full trading day before the Merger Agreement was signed) was $23.39 per share and the closing price of the Common Stock on April 20, 2006 (the closing date of the Merger) was $29.55. Following the consummation of the Merger, Mr. Bolger transferred 35,000 shares of Common Stock, as described above.

(d) As the sole trustee of The David F. Bolger Revocable Trust (which is the general partner of Two-Forty L.P.), Mr. Bolger has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 153,857 shares of Common Stock that are held by Two-Forty L.P.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Shareholders Agreement, dated as of December 27, 2005, by and among the Company and the Reporting Persons (the "Shareholders Agreement"), the Company agreed to increase the size of its board of directors and the board of directors of the Company's banking subsidiary, Bank of the Cascades (the "Bank"), by two to enable it to nominate two individuals selected by Mr. Bolger and to elect these two individuals to the board of directors of the Company and the board of directors of the Bank on the day after the closing date of the Merger. Pursuant to the Shareholders Agreement, Mr. Bolger selected Thomas M. Wells and Clarence Jones as his nominees, and Messrs. Jones and Wells were elected to the board of directors of each of the Company and the Bank. Further, in connection with the Shareholders Agreement, Mr. Bolger was appointed a "director emeritus" of the Company after the closing of the Merger. In this capacity, and pursuant to the Shareholders Agreement, Mr. Bolger has no voting authority, will not receive any form of compensation and will not be an attendee at board meetings nor have access to confidential information.

Under the terms of the Shareholders Agreement, if the Reporting Persons collectively own at least 15% of the outstanding shares of Common Stock, Mr. Bolger has the right to nominate two candidates for election to each of the board of directors of the Company and the board of directors of the Bank. If the Reporting Persons collectively own at least 5% but less than 15% of the outstanding shares of Common Stock, Mr. Bolger has the right to nominate one candidate for election to each of the board of directors of the Company and the board of directors of the Bank. In either case, the Company is obligated to cause such nominee or designee to be elected a director of the Bank. If any of such directors resigns or is unable to serve as a director of the Company or of the Bank, Mr. Bolger may designate a replacement and the appropriate board of directors must elect such replacement to the unexpired term of the replaced director so long as (i) Mr. Bolger is entitled to nominate a director as set forth above and (ii) such replacement is reasonably acceptable to the remaining members of the Company's board of directors (or nominating committee thereof) and is not an affiliate of a competitor of the Company.

Pursuant to the Shareholders Agreement, the Reporting Persons also agreed to, for a period of three years following the effective date of the Merger, vote their shares of Common Stock (i) in favor of all persons nominated by the Company's board of directors to become directors of the Company and (ii) in favor of any matters submitted to the Company's shareholders by the Company's board of directors other than with respect to a "change in control" of the Company, as such term is defined in the Shareholders Agreement. Until the occurrence of a "performance event," as such term is defined in the Shareholders Agreement, the Reporting Persons also agreed, except under certain circumstances, not to solicit proxies from other shareholders of the Company, not to initiate any tender offer for shares of the Common Stock and not to take any steps to initiate a change in control of the Company. Until the occurrence of a "performance event" and subject to certain exceptions, the Reporting Persons further agreed to communicate only with the Company's board of directors any concerns they may have regarding the Company or the Bank. The Reporting Persons also agreed not to transfer their shares of Common Stock except as permitted in the Shareholders Agreement. Additionally, the Company agreed, under certain circumstances set forth in the Shareholders Agreement, to register the shares of Common Stock held by the Reporting Persons under the Securities Act of 1933.

Each of Mr. Bolger and Two-Forty L.P. entered into an investor representation letter, dated as of April 20, 2006, with the Company, pursuant to which each of Mr. Bolger and Two-Forty L.P. made various representations, warranties and acknowledgements with respect to the shares of Common Stock that they received in connection with the Merger. In connection with the Transfers, each of Thomas
M. Wells, Clarence Jones, and John Lambert and Carol A. Lambert also entered into an investor representation letter with the Company and Mr. Bolger. Furthermore, in connection with the Transfers, Mr. Bolger and the Company entered into a letter agreement pursuant to which the Company consented to the Transfers under the Shareholders Agreement.

See also Item 3 above for a description of the Merger Agreement. The documents, filings and exhibits are expressly incorporated herein by reference and the descriptions herein are qualified thereby.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.     Description
-----------     -----------

1. Agreement of Merger, dated as of December 27, 2005, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger.

2. Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger.

3. Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and Two-Forty Associates, a Pennsylvania limited partnership.

4. Shareholders Agreement, dated as of December 27, 2005, by and among Cascade Bancorp, David F. Bolger and each person listed on Schedule A thereto.

5. Amendment No. 1 to Agreement of Merger, dated as of April 13, 2006, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger.

6. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Clarence Jones.

7. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Thomas M. Wells.

8. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger, and John Lambert and Carol A. Lambert.

9. Letter Agreement, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 26, 2006


                                    /s/ DAVID F. BOLGER
                                   -----------------------------------
                                    David F. Bolger


                                    TWO-FORTY ASSOCIATES,
                                    a Pennsylvania Limited Partnership

                                    By: The David F. Bolger Revocable Trust,
                                        its General Partner


                                    By: /s/ DAVID F. BOLGER
                                        -------------------------------
                                        David F. Bolger, its Trustee

                                INDEX OF EXHIBITS


Exhibit No.     Description
-----------     -----------

1. Agreement of Merger, dated as of December 27, 2005, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger.

2. Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger.

3. Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and Two-Forty Associates, a Pennsylvania limited partnership.

4. Shareholders Agreement, dated as of December 27, 2005, by and among Cascade Bancorp, David F. Bolger and each person listed on Schedule A thereto.

5. Amendment No. 1 to Agreement of Merger, dated as of April 13, 2006, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger.

6. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Clarence Jones.

7. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Thomas M. Wells.

8. Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger, and John Lambert and Carol A. Lambert.

9. Letter Agreement, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger.